Exhibit 99.1

Hepsiburada Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

ISTANBUL, November 4, 2022 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces that on November 3, 2022 it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the bid price for the Company‘s American depositary shares (“ADSs”), each representing one Class B ordinary share of the Company, had closed below the minimum bid price requirement (“Minimum Bid Requirement”) of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s ADSs for the last 30 consecutive business days, the Company has failed to meet the Minimum Bid Requirement for continued listing on the Nasdaq Global Select Market set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification that the Company is not in compliance with the Minimum Bid Requirement, it is not a notice of imminent delisting, and it has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Global Select Market.

Pursuant to Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of the Notice, or May 2, 2023, to regain compliance with the Minimum Bid Requirement, during which time the ADSs will continue to trade on the Nasdaq Global Select Market. The Company may regain compliance with the Minimum Bid Requirement if at any time before May 2, 2023, the bid price of the ADSs closes at or above US$1.00 per ADS for a minimum of 10 consecutive business days.

The Company’s business operations are not affected by the Nasdaq notification letter. The Company will consider any measures necessary in order to regain compliance with the Minimum Bid Requirement.

This announcement is made in compliance with Listing Rule 5810(b), which requires disclosure of receipt of a Minimum Bid Requirement notification within four business days.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of June 2022, we had seamlessly connected 46.5 million members and 88.7 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Türkiye. As a female-founded organization, we are committed to meaningful action to empower women. Through our ‘Technology Empowerment for Women Entrepreneurs’ programme, we have reached over 35 thousand female entrepreneurs across Türkiye to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com